Exhibit 99.(d)(6)

AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT

Amendment dated as of May 17, 2007 to the Investment Sub-Advisory Agreement dated as of May 1, 2000 between Independence Capital Management, Inc. (the “Adviser”) and Turner Investment Partners, Inc. (the “Sub-Adviser”) with respect to the Mid Cap Growth Fund (the “Fund”), a portfolio of the Penn Series Funds, Inc.

WITNESSETH:

WHEREAS, Adviser and Sub-Adviser have entered into an Investment Sub-Advisory Agreement (the “Agreement”) dated as of May 1, 2000, pursuant to which the Sub-Adviser renders investment sub-advisory services to the Fund;

WHEREAS, Section 3 of the Agreement sets forth the terms and conditions with respect to the compensation payable by the Adviser to the Sub-Adviser for the services rendered to the Fund pursuant to the Agreement; and

WHEREAS, Adviser and Sub-Adviser desire to amend Section 3 of the Agreement for the purpose of revising the terms and conditions with respect to the compensation payable to the Sub-Adviser under the Agreement.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants herein contained, the parties hereby agree as follows:

Section 3.B. of the Agreement is hereby deleted and replaced with the following:

B.                                    Fee Rate.  The fee shall be paid at the rate of 0.50% of the first $100,000,000 of average daily net assets of the Fund and 0.45% of average daily net assets of the Fund in excess of $100,000,000.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their officers designated below as of the day and year first written above.

Independence Capital Management, Inc.		Turner Investment Partners, Inc.

By:	/s/ Peter M. Sherman	By:	/s/ Brian F. McNally
Name:	Peter M. Sherman	Name:	Brian F. McNally
Title:	President	Title:	General Counsel & CCO